SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 30 November 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



1.1 Transaction in Own Shares released on 01 November 2006
1.2 Transaction in Own Shares released on 02 November 2006
1.3 Transaction in Own Shares released on 03 November 2006
1.4 Transaction in Own Shares released on 06 November 2006
1.5 Transaction in Own Shares released on 07 November 2006
1.6 Transaction in Own Shares released on 08 November 2006
1.7 Transaction in Own Shares released on 09 November 2006
1.8 Transaction in Own Shares released on 10 November 2006
1.9 Transaction in Own Shares released on 13 November 2006
2.0 Director/PDMR Shareholding released on 13 November 2006
2.1 Transaction in Own Shares released on 14 November 2006
2.2 Transaction in Own Shares released on 15 November 2006
2.3 Transaction in Own Shares released on 16 November 2006
2.4 Transaction in Own Shares released on 17 November 2006
2.5 Transaction in Own Shares released on 20 November 2006
2.6 Transaction in Own Shares released on 21 November 2006
2.7 Transaction in Own Shares released on 22 November 2006
2.8 Transaction in Own Shares released on 23 November 2006
2.9 Transaction in Own Shares released on 24 November 2006
3.0 Transaction in Own Shares released on 27 November 2006
3.1 Transaction in Own Shares released on 28 November 2006
3.2 Transaction in Own Shares released on 29 November 2006
3.3 Transaction in Own Shares released on 30 November 2006

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 November 2006

BP p.l.c. announces that on 31 October 2006, it purchased for cancellation 8,925,000 ordinary shares at prices between 583.5 pence and 592.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,403,497 ordinary shares in Treasury, and has 19,646,218,106 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 November 2006

BP p.l.c. announces that on 1 November 2006, it purchased for cancellation 6,150,000 ordinary shares at prices between 583.5 pence and 592.0 pence per share.

BP p.l.c. also announces that on 1 November 2006 it transferred to participants in its employee share schemes 79,705 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares. Following the above transactions, BP p.l.c. holds 1,947,323,792 ordinary shares in Treasury, and has 19,640,272,029 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 November 2006

BP p.l.c. announces that on 2 November 2006, it purchased for cancellation 5,350,000 ordinary shares at prices between 584.5 pence and 591.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,323,792 ordinary shares in Treasury, and has 19,634,969,392 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 6 November 2006

BP p.l.c. announces that on 3 November 2006, it purchased for cancellation 5,300,000 ordinary shares at prices between 585.0 pence and 592.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,323,792 ordinary shares in Treasury, and has 19,629,669,392 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 1.5

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  7 November 2006

BP p.l.c. announces that on 6 November 2006, it purchased for cancellation 5,300,000 ordinary shares at prices between 590.0 pence and 599.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,323,792 ordinary shares in Treasury, and has 19,624,374,492 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  8 November 2006

BP p.l.c. announces that on 7 November 2006, it purchased for cancellation 4,400,000 ordinary shares at prices between 597.0 pence and 604.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,323,792 ordinary shares in Treasury, and has 19,619,974,492 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  9 November 2006

BP p.l.c. announces that on 8 November 2006, it purchased for cancellation 4,400,000 ordinary shares at prices between 591.5 pence and 600.0 pence per share.

BP p.l.c. also announces that on 8 November 2006 it transferred to participants in its employee share schemes 81,747 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,947,242,045 ordinary shares in Treasury, and has 19,615,670,548 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  10 November 2006

BP p.l.c. announces that on 9November 2006, it purchased for cancellation 4,350,000 ordinary shares at prices between 597.0 pence and 606.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,242,045 ordinary shares in Treasury, and has 19,611,393,120 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 1.9

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  13 November 2006

BP p.l.c. announces that on 10 November 2006, it purchased for cancellation 4,350,000 ordinary shares at prices between 596.5 pence and 606.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,242,045 ordinary shares in Treasury, and has 19,607,247,685 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 November 2006

BP p.l.c. was advised on 10 November 2006, by Computershare Plan Managers that on 10 November 2006 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at GBP6.015 per share through participation in the BP ShareMatch UK Plan:-

Directors

Mr. I. C. Conn                         60 shares
Dr. A.B. Hayward                       60 shares
Mr. J.A. Manzoni                       60 shares

Persons Discharging Managerial Responsibilities

Mrs Vivienne Cox                       60 shares

This notice is given in fulfilment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

EXHIBIT 2.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  14 November 2006

BP p.l.c. announces that on 13 November 2006, it purchased for cancellation 6,200,000 ordinary shares at prices between 586.0 pence and 598.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,242,045 ordinary shares in Treasury, and has 19,601,096,785 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.2

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  15 November 2006

BP p.l.c. announces that on 14 November 2006, it purchased for cancellation 4,400,000 ordinary shares at prices between 585.5 pence and 595.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,242,045 ordinary shares in Treasury, and has 19,596,732,385 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 November 2006

BP p.l.c. announces that on 15 November 2006, it purchased for cancellation 5,300,000 ordinary shares at prices between 591.5 pence and 597.5 pence per share.

BP p.l.c. also announces that on 15 November 2006 it transferred to participants in its employee share schemes 57,538 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,947,184,507 ordinary shares in Treasury, and has 19,591,606,943 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.4

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  17 November 2006

BP p.l.c. announces that on 16 November 2006, it purchased for cancellation 4,400,000 ordinary shares at prices between 593.5 pence and 603.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,947,184,507 ordinary shares in Treasury, and has 19,587,290,563 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 November 2006

BP p.l.c. announces that on 17 November 2006, it purchased for cancellation 6,300,000 ordinary shares at prices between 580.5 pence and 591.5 pence per share.

Following the above transaction, BP p.l.c. holds 1,947,184,507 ordinary shares in Treasury, and has 19,581,035,563 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 2.6

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  21 November 2006

BP p.l.c. announces that on 20 November 2006, it purchased for cancellation 7,250,000 ordinary shares at prices between 575.0 pence and 586.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,947,184,507 ordinary shares in Treasury, and has 19,573,836,803 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.7

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  22 November 2006

BP p.l.c. announces that on 21 November 2006, it purchased for cancellation 6,300,000 ordinary shares at prices between 582.5 pence and 590.0 pence per share.

Following the above transaction, BP p.l.c. holds 1,947,184,507 ordinary shares in Treasury, and has 19,567,567,679 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.8

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  23 November 2006

BP p.l.c. announces that on 22 November 2006, it purchased for cancellation 5,350,000 ordinary shares at prices between 577.5 pence and 591.5 pence per share.

BP p.l.c. also announces that on 22 November 2006 it transferred to participants in its employee share schemes 53,950 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,947,130,557 ordinary shares in Treasury, and has 19,562,308,456 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 24 November 2006

BP p.l.c. announces that on 23 November 2006, it purchased for cancellation 2,725,000 ordinary shares at prices between 571.0 pence and 576.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,130,557 ordinary shares in Treasury, and has 19,559,589,056 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.0

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  27 November 2006

BP p.l.c. announces that on 24 November 2006, it purchased for cancellation 4,950,000 ordinary shares at prices between 566.0 pence and 576.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,130,557 ordinary shares in Treasury, and has 19,554,687,968 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.1

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  28 November 2006

BP p.l.c. announces that on 27 November 2006, it purchased for cancellation 5,380,000 ordinary shares at prices between 570.5 pence and 579.5 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,130,557 ordinary shares in Treasury, and has 19,549,325,668 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

EXHIBIT 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 29 November 2006

BP p.l.c. announces that on 28 November 2006, it purchased for cancellation 4,500,000 ordinary shares at prices between 569.0 pence and 576.0 pence per share.

Following the above transactions, BP p.l.c. holds 1,947,130,557 ordinary shares in Treasury, and has 19,544,825,668 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4632

EXHIBIT 3.3

BP p.l.c.  -  Transaction in Own Shares
BP p.l.c.  -  30 November 2006

BP p.l.c. announces that on 29 November 2006, it purchased for cancellation 5,350,000 ordinary shares at prices between 570.5 pence and 579.5 pence per share.

BP p.l.c. also announces that on 29 November 2006 it transferred to participants in its employee share schemes 62,194 ordinary shares at prices between 350.00 pence and 511.0 pence. These shares were previously held as treasury shares.

Following the above transactions, BP p.l.c. holds 1,947,068,363 ordinary shares in Treasury, and has 19,539,550,862 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel : 020 7496 4632

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 4 December 2006                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary